UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 7, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX COLLABORATES ON DAIMLERCHRYSLER’S NECAR 5 DRIVE ACROSS AMERICA

June 4, 2002

DaimlerChrysler today announced the arrival of the methanol fuel cell vehicle, NECAR 5, in Washington, D.C., successfully concluding the first trans-continental trip of a fuel cell vehicle. The NECAR 5 uses onboard reforming of methanol as the source of hydrogen for the fuel cell vehicle.

As the fuel provider for the NECAR 5, Methanex played a key role in the success of this record-breaking journey across America and is proud to be a partner on the NECAR 5 Team. Methanex delivered methanol in advance to different refueling points every three hundred miles along the route, testing the existing methanol fuel infrastructure and demonstrating that methanol could be made available across the U.S. as a safe, cost-effective hydrogen carrier for fuel cell vehicles.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include risks attendant with technical developments in the fuel cell industry and the commercial feasibility of using methanol in fuel cell vehicles. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements